CERTIFICATE OF AMENDMENT OF
THE CERTIFICATE OF INCORPORATION
OF
ENDONOVO THERAPEUTICS, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is: Endonovo Therapeutics, Inc.

2. The certificate of incorporation of the corporation is hereby amended by striking out Article the First Sentence of Article Fourth thereof and by substituting in lieu of said first sentence of Article Fourth the following new first sentence of Article Fourth:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Two Billion Five Million (2,505,000,000) shares of which Five Million (5,000,000) shares shall be Preferred Stock, par value $.0001 per share, and Two Billion (2,500,000,000) shall be Common Stock, par value $.0001 per share. The voting power, designations, preferences and relative participating option or other special qualifications, limitations or restrictions are set forth hereinafter:

3. The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on September 18, 2018

Alan Collier, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:22 PM 09/18/2018
FILED 05:22 PM 09/18/2018
SR 20186717051 - File Number 4988217